
13031728

SEC ISSION

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SEC FILE NUMBER
8- 68780

ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION



OFFICIAL USE ONLY
FIRM I.D. NO.

NAME OF BROKER-DEALER: Steen Associates LLP

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

27 Great Queen Street
(No. and Street)

London (City) (State) WC2B 5BB (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jason Steen +44 (0) 20 7 405 5040
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name – *if individual, state last, first, middle name*)

One Spring Street (Address) New Brunswick (City) New Jersey (State) 08901 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jason Steen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Steen Associates LLP, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



SHUJAAT H
NOTARY



Signature

Partner

Title

Notary Public

Shujaat Husain, Notary Public
4 Palace Court, 250 Finchley Road
London, NW3 6DN. ENGLAND

MY COMMISSION EXPIRES WITH LIFE.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Steen Associates, LLP
Table of Contents
December 31, 2012

Independent Auditors' Report 1-2

Financial Statements

Statement of Financial Condition (Restated) 3

Notes to Financial Statements 4-5



WithumSmith+Brown, PC
Certified Public Accountants and Consultants

One Spring Street
New Brunswick, New Jersey 08901 USA
732 828 1614 . fax 732 828 5156
www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, and Colorado

Independent Auditors' Report

To the Board of Directors,
Steen Associates, LLP:

We have audited the accompanying statement of financial condition of Steen Associates, LLP as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.



Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Steen Associates, LLP as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As described in Note 6 to the financial statements, the 2012 financial statements have been restated to conform the financial statement presentation to a preferred format. Our opinion is not modified with respect to this matter.

April 25, 2013

Steen Associates, LLP
Statement of Financial Condition (Restated)
December 31, 2012

Assets		
Current assets		
Cash	$	29,875
Liabilities and Partners' Capital		
Current liabilities		
Accounts payable	$	6,000
Due to affiliate		12,117
Total liabilities		18,117
Partners' capital		11,758
	$	29,875

The Notes to Financial Statement are an integral part of this statement.

1. Nature of Operations

Steen Associates, LLP (the "Partnership") was incorporated on March 11, 2005 in the United Kingdom. The Partnership became a broker dealer and commenced operations on September 19, 2011, and is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Partnership was established and registered to provide merger and acquisition advisory services as its sole investment banking activity.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Partnership expects to receive fees for acting in an advisory role in conjunction with merger and acquisition services and records the related revenue and expenses on a trade-date basis. For the year ending December 31, 2012 the Partnership did not earn any revenue.

Income Taxes

The Partnership is not subject to federal income taxes. All taxable income (loss) and tax credits are reported on the tax returns of the individual partners. The Partnership files tax returns in the United Kingdom. The Partnership has no open tax years subject to examination prior to December 31, 2009 and has not been subject to any significant income tax related penalties or interest for period presented in these financial statements. At December 31, 2012, the Partnership has not recognized any contingencies in the financial statements related to uncertain tax positions.

3. Net Capital Requirements

As a registered broker-dealer, the Partnership is subject to the SEC's Uniform Net Capital for Broker-Dealers Rule (Rule 15c3-1). Rule 15c3-1 requires the maintenance of minimum net capital of $5,000 as defined and requires that the aggregate indebtedness, as defined, shall not exceed fifteen times net capital. At December 31, 2012, the Partnership had net capital of $11,758 which exceeded the required net capital of $5,000 by $6,758. At December 31, 2012, the Partnership's aggregate indebtedness to net capital ratio was 1.5408 to 1.

4. Regulation

The Partnership is registered as a broker-dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, such as the Financial Industry Regulatory Authority, which has been designated by the SEC as the Partnership's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Partnership's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Partnership to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices. Securities firms are also subject to regulation by state securities administrators in those states in which they conduct business.

5. Related Party Transactions

The Partnership has an expense sharing agreement with a company related through common ownership. The affiliate pays certain general and administrative expenses on behalf of the Partnership. During the year ended December 31, 2012, the affiliate paid $128,711 of expenses on behalf of the Partnership. Pursuant to the terms of the expense sharing arrangement, the Partnership has no obligation to reimburse the affiliate for $116,594 of these expenses, and accordingly a deemed capital contribution has been recorded for this amount. The remaining amount is included in due to affiliate at December 31, 2012, and is comprised of the following:

Annual audit fees	$	6,000
Fidelity bond insurance		2,680
Regulatory fees		3,437
	$	12,117

6. Restatement

The accompanying financial statements have been restated from the statements originally filed to account for the expenses paid on behalf of the Partnership by the affiliate (Note 5) as expenses of the Partnership and an offsetting deemed capital contribution for the portion of those expenses for which the Partnership has no contractual obligation to reimburse the affiliate, and an additional liability to the affiliate in the amount of $4,667, for those expenses that the Partnership was obligated to reimburse the affiliate. A summary of the impact of this restatement on selected financial statement elements follows:

	Originally Reported		Restated	
Total assets	$	29,875	$	29,875
Total liabilities	$	13,450	$	18,117
Partners' capital	$	16,425	$	11,758
Required net capital	$	5,000	$	5,000
Excess capital	$	8,450	$	13,117

7. Subsequent Events

The Partnership has evaluated subsequent events through date of financial statement issuance and has determined that there are no events requiring recognition or disclosure in these financial statements.